UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

4Q12

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 468 BILLION FOR THE FOURTH QUARTER OF 2012 (COP 549 PER SHARE - USD 1.24 PER ADR), WHICH REPRESENTS A DECREASE OF 7% COMPARED TO THE SAME QUARTER LAST YEAR.

•	Net loans increased 8.2% compared to 3Q12 and 13.9% compared to 4Q11. This quarterly growth confirms an increase in credit demand in Colombia with respect to 3Q12.
•	Net interest income increased 21.5% compared to 4Q11. Also, it grew 1% compared to 3Q12. These increases are the result of loan growth coupled with a good performance of the net interest margin during the year.
•	Past due loans as a percentage of total loans declined in 4Q12. 30 days (or more) past due loans as a percentage of total gross loans was 2.6%. Loan deterioration during 4Q12 was COP 144 billion, and net provision charges for past due loans and foreclosed assets totaled COP 335 billion, which represents 2% of gross loans when annualized. Provision charges represented 1.7% of gross loans during 2012.
•	The balance sheet remains strong. Loan loss reserves represented 4.6% of total gross loans and 177% of past due loans at the end of 4Q12. The capital adequacy ratio ended the quarter at 15.8% (Tier 1 of 10.4%).

March 4, 2013. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 2012.

For the quarter ended on December 31, 2012 (“4Q12”), Bancolombia reported consolidated net income of COP 468 billion, or COP 549 per share - USD 1.24 per ADR, which represents a decrease of 7.2% as compared to the results for the quarter ended on December 31, 2011 (“4Q11”) and an increase of 7.7% as compared to the results for the quarter ended on September 30, 2012 (“3Q12”).

Bancolombia ended 4Q12 with COP 97,916 billion in assets, 5.1% higher than those at the end of 3Q12 and 14.6% greater than at the end of 4Q11. At the same time, liabilities totaled COP 86,309 billion, increasing 5.2% as compared to the figure presented in 3Q12 and increased 12.9% as compared to 4Q111.

1 This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended December 31, 2012. The statements of income for the quarter ended December 31, 2012 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate January 1, 2013 $1,768.23 = US$ 1

1

4Q12

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	4Q11	3Q12	4Q12	4Q12/3Q12	4Q12/4Q11
ASSETS
Loans and financial leases, net	58,575,846	61,655,867	66,739,040	8.24%	13.94%
Investment securities, net	9,958,191	13,396,499	12,554,311	-6.29%	26.07%
Other assets	16,928,983	18,141,824	18,623,029	2.65%	10.01%
Total assets	85,463,020	93,194,190	97,916,380	5.07%	14.57%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	52,434,492	56,138,482	64,158,720	14.29%	22.36%
Non-interest bearing	8,814,173	7,667,495	9,798,874	27.80%	11.17%
Interest bearing	43,620,319	48,470,987	54,359,846	12.15%	24.62%
Other liabilities	24,035,169	25,910,241	22,150,705	-14.51%	-7.84%
Total liabilities	76,469,661	82,048,723	86,309,425	5.19%	12.87%
Shareholders' equity	8,993,359	11,145,467	11,606,955	4.14%	29.06%
Total liabilities and shareholders' equity	85,463,020	93,194,190	97,916,380	5.07%	14.57%

Interest income	1,647,149	1,979,102	2,034,208	2.78%	23.50%
Interest expense	626,852	750,441	794,120	5.82%	26.68%
Net interest income	1,020,297	1,228,661	1,240,088	0.93%	21.54%
Net provisions	(328,408)	(267,820)	(334,677)	24.96%	1.91%
Fees and income from service, net	466,994	449,099	494,479	10.10%	5.89%
Other operating income	341,557	248,585	196,251	-21.05%	-42.54%
Total operating expense	(903,694)	(1,073,974)	(1,054,978)	-1.77%	16.74%
Goodwill amortization	(15,026)	(11,488)	(11,165)	-2.81%	-25.70%
Non-operating income, net	55,476	(2,662)	6,135	330.47%	-88.94%
Income tax expense	(133,354)	(136,185)	(68,371)	-49.80%	-48.73%
Net income	503,842	434,216	467,762	7.73%	-7.16%

PRINCIPAL RATIOS	Quarter			As of
	4T11	3T12	4T12	Dec-11	Dec-12
PROFITABILITY
Net interest margin (1)	5.89%	6.64%	6.28%	6.17%	6.49%
Return on average total assets (2)	2.42%	1.94%	1.97%	2.20%	1.92%
Return on average shareholders´ equity (3)	23.11%	15.89%	16.47%	20.22%	15.97%
EFFICIENCY
Operating expenses to net operating income	50.23%	56.35%	55.22%	57.58%	56.19%
Operating expenses to average total assets	4.41%	4.85%	4.49%	4.76%	4.69%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.52%	11.96%	11.85%	10.52%	11.85%
Technical capital to risk weighted assets	12.46%	16.61%	15.77%	12.46%	15.77%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	1.32	1.13	1.24
Net income per share $COP	639.53	509.75	549.13
P/BV ADS (4)	2.53	2.05	2.16
P/BV Local (5) (6)	2.49	2.02	2.20
P/E (7)	11.19	13.04	13.55
ADR price (8)	59.56	59.71	66.58
Common share price (8)	28,480	26,400	30,000
Shares outstanding (9)	787,827,003	851,827,000	851,827,000
USD exchange rate (quarter end)	1,942.70	1,800.52	1,768.23

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

4Q12

1.	BALANCE SHEET

1.1.	Assets

As of December 31, 2012, Bancolombia’s assets totaled COP 97,916 billion, which represents an increase of 5.1% compared to 3Q12 and an increase of 14.6% compared to 4Q11.

The increase in assets presented for the quarter is mainly explained by the 8.2% increase in net loans and financial leases, which represented 68% of total assets at the end of 4Q12. On the other hand, investments decreased 6.3% during the quarter.

It is highlighted the growth of operating leases, which increased 9.2% during the quarter and 58.8% compared to 4Q11.

1.2.	Loan Portfolio

The following table shows the composition of Bancololombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 1768.23 COP)		4Q12/3Q12	4Q12/4Q11		4Q12/3Q12	4Q12/4Q11		4Q12/3Q12	4Q12/4Q11		4Q12/3Q12	4Q12/4Q11
Net investment securities	10,112,058	10.95%	27.01%	2,442,253	-42.97%	22.33%	1,381,185	-41.93%	34.40%	12,554,311	-6.29%	26.07%
Gross Loans	53,716,383	7.50%	20.95%	16,272,296	9.64%	-4.14%	9,202,590	11.65%	5.32%	69,988,679	7.99%	14.01%
Commercial loans	29,883,594	8.50%	20.33%	12,582,066	11.19%	-5.95%	7,115,627	13.22%	3.33%	42,465,660	9.29%	11.13%
Consumer loans	10,545,420	3.67%	19.42%	2,035,241	-0.16%	1.00%	1,151,005	1.67%	10.96%	12,580,661	3.04%	15.99%
Small business loans	303,744	3.17%	9.80%	30,847	-3.65%	-23.38%	17,445	-1.89%	-15.82%	334,591	2.50%	5.58%
Mortgage loans	5,200,713	9.75%	29.12%	757,111	0.01%	-6.87%	428,175	1.83%	2.32%	5,957,824	8.41%	23.08%
Finance lease	7,782,912	7.78%	20.81%	867,031	24.35%	18.84%	490,338	26.63%	30.56%	8,649,943	9.24%	20.61%
Allowance for loan losses	(2,927,987)	5.03%	21.40%	(321,652)	-11.66%	-19.73%	(181,906)	-10.05%	-11.81%	(3,249,639)	3.10%	15.54%
Net total loans and fin. leases	50,788,396	7.65%	20.92%	15,950,644	10.18%	-3.77%	9,020,684	12.19%	5.73%	66,739,040	8.24%	13.94%
Operating leases, net	2,090,226	9.37%	63.43%	101,702	5.41%	0.58%	57,516	7.34%	10.50%	2,191,928	9.18%	58.83%
Total assets	81,299,720	12.06%	33.00%	16,616,660	-19.50%	-31.72%	9,397,341	-18.03%	-24.98%	97,916,380	5.07%	14.57%
Total deposits	52,564,731	18.73%	26.48%	11,593,989	-2.29%	6.62%	6,556,833	-0.50%	17.14%	64,158,720	14.29%	22.36%
Total liabilities	70,999,781	13.79%	34.88%	15,309,644	-22.11%	-35.76%	8,658,175	-20.69%	-29.42%	86,309,425	5.19%	12.87%

The most relevant aspects regarding the evolution of the loan portfolio during 4Q12 were:

•                     The growth of consumer and commercial loans in Colombia during 4Q12 indicates a greater credit demand than the one presented during the first half of 2012.

Net loans in USD correspond to loans originated in Colombia (USD 5,119 million, 57%), El Salvador (USD 2,544 million, 28%) and other countries (USD 1,357 million, 15%). USD denominated loans represented 76% of total loans as of 4Q12.

•                     COP appreciated 1.8% versus USD during 4Q12 and appreciated 9.0% for the last 12 months.

•                     Mortgage loans denominated in COP presented a dynamic performance. The dynamism of mortgage lending in Colombia is explained by the optimism regarding the economy, lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the outstanding mortgage balance denominated in USD from our operation in El Salvador grew 1.8% during the quarter, and 2.3% in the past 12 months.

•                     Financial leases, 90% of which are denominated in COP, increased 9.2% during the quarter and 20.6% as compared to 4Q11. Operating leases, net of depreciation, also increased and present a fast growth during the quarter and during the year. These two products are mainly used by enterprises in order to finance equipment, commercial real estate and commercial vehicles.

3

4Q12

When analyzing the loan portfolio according to the customer categories established by Bancolombia in order to manage its commercial strategy, it becomes clear that corporate loans were key drivers of the growth during 4Q12, as they increased 9.7% with respect to 3Q12. This increase is explained by higher demand for working capital and investments by the corporate. Consumer and SMEs loans increased 5% compared to 3Q12, which indicates a sustained credit demand that Bancolombia has capitalized under strict credit origination criteria..

Total reserves (allowances in balance sheet) for loan losses increased 3.1% during 4Q12 and totaled COP 3,250 billion, or 4.6% of total loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth			% of Category
(COP million)	Dec-11	Sep-12	Dec-12	4Q12/3Q12	4Q12/4Q11	% of Total loans	% of Category
CORPORATE
Working capital loans	26,236,561	25,872,273	30,493,677	17.86%	16.23%	43.57%	92.10%
Funded by domestic development banks	263,995	249,920	261,701	4.71%	-0.87%	0.37%	0.79%
Trade Financing	4,228,396	3,860,333	2,215,613	-42.61%	-47.60%	3.17%	6.69%
Overdrafts	95,834	157,974	103,434	-34.52%	7.93%	0.15%	0.31%
Credit Cards	47,369	46,648	35,619	-23.64%	-24.81%	0.05%	0.11%
TOTAL CORPORATE	30,872,155	30,187,148	33,110,044	9.68%	7.25%	47.31%	100.00%
RETAIL AND SMEs
Working capital loans	6,393,396	7,753,835	8,426,695	8.68%	31.80%	12.04%	37.84%
Personal loans	5,819,639	6,712,358	6,820,922	1.62%	17.21%	9.75%	30.63%
Loans funded by domestic development banks	693,703	832,491	863,025	3.67%	24.41%	1.23%	3.88%
Credit Cards	3,329,334	3,610,242	3,672,766	1.73%	10.32%	5.25%	16.49%
Overdrafts	187,113	296,761	223,550	-24.67%	19.47%	0.32%	1.00%
Automobile loans	1,993,814	1,897,105	2,155,547	13.62%	8.11%	3.08%	9.68%
Trade Financing	86,795	103,973	108,363	4.22%	24.85%	0.15%	0.49%
TOTAL RETAIL AND SMEs	18,503,794	21,206,765	22,270,868	5.02%	20.36%	31.82%	100.00%
MORTGAGE	4,840,668	5,495,774	5,957,824	8.41%	23.08%	8.51%	100.00%
FINANCIAL LEASES	7,171,811	7,918,069	8,649,943	9.24%	20.61%	12.36%	100.00%
Total loans and financial leases	61,388,428	64,807,756	69,988,679	7.99%	14.01%	100.00%	100.00%
Allowance for loan losses	(2,812,582)	(3,151,889)	(3,249,639)	3.10%	15.54%
Total loans and financial leases, net	58,575,846	61,655,867	66,739,040	8.24%	13.94%

1.3.	Investment Portfolio

As of December 31, 2012, Bancolombia’s net investment portfolio totaled COP 12,554 billion, decreasing 6.3% compared to 3Q12 and increasing 26.1% compared to 4Q11. The investment portfolio is mainly composed of debt investment securities, which represented 91% of Bancolombia’s total investments and 12% of assets at the end of 4Q12. Investments denominated in USD totaled USD 1,381 million and represented 19% of the investment portfolio.

Additionally, the Bank has COP 1,427 billion in net mortgage backed securities, which represents 11% of the investment portfolio. At the end of 4Q12, the duration of the debt securities portfolio was 20.7 months and a yield to maturity of 4.2%.

4

4Q12

1.4.	Goodwill

As of 4Q12, Bancolombia’s goodwill totaled COP 571 billion, decreasing 3.6% compared to the amount reported in 3Q12 and 16% compared to 4Q11. This variation is explained by the amortization of goodwill reported during the past year (under COL GAAP, goodwill is amortized within a maximum period of 20 years), by the elimination of the goodwill related to Asesuisa (which was sold in September 2012) and by the appreciation of the Colombian peso versus the dollar. As of December 31, 2012, Bancolombia’s goodwill included USD 321 million related mostly to the acquisition of Banagrícola in 2007.

1.5.	Funding

As of December 31, 2012, Bancolombia’s liabilities totaled COP 86.309 billion, increasing 5.2% compared to 3Q12 and 12.9% compared to 4Q11. The ratio of net loans to deposits (including borrowings from domestic development banks) was 99% at the end of 4Q12, decreasing compared to the 104% reported in 3Q12, and the 105% in 4Q11.

Deposits totaled COP 64,159 billion (or 74% of liabilities) at the end of 4Q12, increasing 14.3% during the quarter and 22.4% over the last 12 months. CDs represented 38.6% of deposits in 4Q12. Bancolombia´s funding strategy has meant to improve the liquidity position and to encourage savings accounts and term deposits while keeping costs at a reasonable level. This strategy permitted to reduce slightly the cost on deposits of the bank during the quarter. The ultimate goal is to defend the net interest margin.

DEPOSIT MIX	4Q11		3Q12		4Q12
COP Million		%		%		%
Checking accounts	10,293,894	19.63%	9,331,522	16.62%	11,298,901	17.61%
Saving accounts	23,263,051	44.37%	21,557,907	38.40%	27,113,914	42.26%
Time deposits	17,973,117	34.28%	24,518,283	43.67%	24,767,489	38.60%
Other	904,430	1.72%	730,770	1.30%	978,416	1.52%
Total deposits	52,434,492		56,138,482		64,158,720

At the end of 4Q12, Bancolombia had outstanding bonds for USD 3,740 million in international markets and for COP 5,446 billion in local markets. The maturities of these bonds range from 2 to 10 years.

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 4Q12 was COP 11,607 billion, increasing 29% or COP 2,613 billion, with respect to the COP 8,993 billion reported at the end of 4Q11.

Bancolombia’s capital adequacy ratio was 15.77%, 84 basis points below the 16.61% for 3Q12 and 331 bps above the 12.46% at the end of 4Q11. This annual increase in the capital adequacy ratio is explained by the COP 1,680 billion stock issuance in February 2012 and by the USD 1,200 million subordinated bonds issuance in September 2012.

Bancolombia’s capital adequacy ratio was 677 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 10.4% and the tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 10.6% at the end of 4Q12.

5

4Q12

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	4Q11%		3Q12%		4Q12%
Basic capital (Tier I)	6,979,026	8.99%	9,079,209	10.90%	9,070,487	10.39%
Additional capital (Tier II)	2,696,112	3.47%	4,759,609	5.71%	4,694,203	5.38%
Technical capital (1)	9,675,138		13,838,818		13,764,690
Risk weighted assets included market risk	77,651,096		83,340,596		87,262,916
CAPITAL ADEQUACY (2)	12.46%		16.61%		15.77%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

6

4Q12

2.	INCOME STATEMENT

Net income totaled COP 468 billion in 4Q12, or COP 549 per share - USD 1.24 per ADR, which represents an increase of 7.7% compared to 3Q12 and a decrease of 7.2% compared to 4Q11. Bancolombia’s annualized ROE was 16.5% for 4Q12, higher than the annualized ROE of 15.9% reported for 3Q12 and lower than the 23.1% of 4Q11.

2.1.	Net Interest Income

Net interest income totaled COP 1,240 billion in 4Q12, 0.9% higher than that reported in 3Q12, and 21.5% higher than the figure for 4Q11. The increase of net interest income is explained by growth of the loan portfolio in the previous quarters and by better margins in 2012 compared to 2011.

During 4Q12, the income generated by the investment portfolio totaled COP 202 billion, a figure 3.7% lower than the COP 210 billion reported in 3Q12 and 67.9% higher than the COP 120 billion for 4Q11.

Net Interest Margin

In 4Q12, Bancolombia changed the method for calculating the Net Interest Margin and excluded from that calculation, the operating leases and net income attributable to those leases. The reason for changing the method was that the magnitude of those operating leases (2.24 of assets as of 4Q12) and the treatment of depreciation was causing a growing distortion in the margins of the financial intermediation or credit.

Under the old methodology, the net interest margin presented the trend indicated in the next table:

Annualized Interest
Margin	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12
Loans´ Interest margin	6.4%	6.3%	6.3%	6.3%	6.4%	6.5%	6.6%	6.4%
Debt investments´margin	3.0%	5.1%	4.3%	1.4%	4.3%	4.3%	4.2%	3.1%
Net interest margin	5.9%	6.2%	6.0%	5.6%	6.2%	6.2%	6.3%	5.9%

Under the new methodology, the net interest margin presents the trend indicated in the next table:

Annualized Interest
Margin	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12
Loans´ Interest margin	6.7%	6.7%	6.6%	6.7%	6.8%	7.0%	7.1%	6.9%
Debt investments´margin	2.9%	5.0%	4.2%	1.2%	4.1%	4.1%	4.0%	2.9%
Net interest margin	6.1%	6.4%	6.3%	5.9%	6.5%	6.6%	6.6%	6.3%

Annualized net interest margin ended 4Q12 at 6.3%. Annualized net interest margin for investments decreased to 2.9%, and annualized net interest margin for loans, financial leases and overnight funds was 6.9%. The rate cuts in the Colombian Central Bank rate at the end of the year put pressure on margins and caused them to decline.

The funding cost decreased during 4Q12 due to a change in the composition of deposits. Savings and checking accounts increased their share and time deposits decreased it. The cost of deposits started to reflect the cuts in rates of the Colombian Central Bank. The annualized weighted average cost of deposits was 3.3% in 4Q12, decreasing compared to the 3.4% for 3Q12 and increasing compared to the 2.8% for 4Q11.

7

4Q12

Deposits' weighted
average cost	4Q11	3Q12	4Q12
Checking accounts	0.42%	0.25%	0.22%
Time deposits	4.46%	5.27%	5.27%
Saving accounts	2.72%	2.83%	2.79%
Total deposits	2.84%	3.39%	3.33%

2.2.	Fees and Income from Services

During 4Q12, net fees and income from services totaled COP 494 billion, increasing 10% compared to those reported in 3Q12 and 5.9% higher than those reported in 3Q12. Fees from credit and debit cards decreased 2.9% with respect to 4Q11 due to a lower transactional volume. Fees from banking services increased 6% compared to 3Q12 and 20.7% with respect to 4Q11; this line includes fees from insurance distribution throughout the distribution networks in Colombia and in El Salvador. Fees from brokerage services increased 40.4% in 4Q12, however, decreased 46.8% as compared to those in 4Q11, when big transactions occurred in that period.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING	As of		%	2012
(COP millions)	Dec-11	Dec-12	Growth	Market Share
Bancolombia VISA	2,247,042	2,537,429	12.92%	7.43%
Bancolombia Mastercard	2,675,815	2,995,373	11.94%	8.77%
Bancolombia American Express	2,992,160	3,724,676	24.48%	10.91%
Total Bancolombia	7,915,017	9,257,478	16.96%	27.12%
Colombian Credit Card Market	28,551,756	34,138,934	19.57%
Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2012
(Outstanding credit cards)	Dec-11	Dec-12	Growth	Market Share
Bancolombia VISA	376,475	425,879	13.12%	5.60%
Bancolombia Mastercard	390,561	464,266	18.87%	6.11%
Bancolombia American Express	571,006	641,445	12.34%	8.44%
Total Bancolombia	1,338,042	1,531,590	14.47%	20.16%
Colombian Credit Card Market	6,623,548	7,598,760	14.72%
Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income was COP 196 billion in 4Q12, 21% lower than those in 3Q12, and 42.5% lower than in 4Q11. Income from foreign exchange gains and derivatives denominated in foreign currencies decreased 4.8% in the quarter, due to the net effect of the active and passive positions the bank had in foreign currency.

Revenues aggregated in the communication, rent and others totaled COP 113 billion in 4Q12, which is 28.5% higher as compared to 3Q12 and 70.4% higher as compared to those in 4Q11. This line includes revenues from commercial discounts and operating leases payments, which have grown as the value of assets rented under operating leasing contracts have increased.

8

4Q12

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 144 billion in 4Q12, decreasing with respect to the COP 237 billion in 3Q12. The vintages of consumer loans originated in 2011 were the leading contributors to this deterioration. However, this situation does not represent a threat to the balance sheet´s strength, since the provisions performed in 2010 and 2011 cover the potential loan portfolio deterioration. The largest part of the loan portfolio deterioration in 4Q12 occurred in the consumer loans and SMEs loans segments. This deterioration had been previously calculated and is the result of the growth strategy implemented by the bank since beginnings of 2010.

Past due loans (those that are overdue for more than 30 days) totaled COP 1,833 billion at the end of 4Q12, which represents 2.6 of total gross loans. The PDL ratio decreased from the 2.9% in 3Q12 and increased with respect to the 2.2% reported in 4Q11. Loan charge-offs totaled COP 209 billion in 4Q12.

Provision charges (net of recoveries) totaled COP 335 billion in 4Q12. The higher provision charges for the quarter are explained by the loan growth, which implies making counter cyclical provision when new loans are originated, in addition to provisions associated to loans that deteriorate during the quarter.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 3,250 billion, or 4.6% of total loans at the end of 4Q12. This proportion declined with respect to the one presented at the end of 3Q12, and remained stable with respect to the 4.6% for 4Q11. The coverage measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 177% at the end of 4Q12. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 117% at the end of 4Q12, decreasing with respect to the 123% in 3Q12 and to the 120% in 4Q11.

The following tables present key metrics related to asset quality:

ASSET QUALITY		As of		Growth
( COP millions)	Dec-11	Sep-12	Dec-12	4Q12/3Q12	4Q12/4Q11
Total performing past due loans (1)	410,152	631,234	604,375	-4.25%	47.35%
Total non-performing past due loans	930,540	1,266,205	1,228,327	-2.99%	32.00%
Total past due loans	1,340,692	1,897,439	1,832,702	-3.41%	36.70%
Allowance for loans interest losses	2,812,582	3,151,889	3,249,639	3.10%	15.54%
Past due loans to total loans	2.18%	2.93%	2.62%
Non-performing loans as a percentage of total loans	1.52%	1.95%	1.76%
“C”, “D” and “E” loans as a percentage of total loans	3.82%	3.97%	3.96%
Allowances to past due loans (2)	209.79%	166.11%	177.31%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	119.83%	122.64%	117.35%
Allowance for loan losses as a percentage of non-performing loans (2)	302.25%	248.92%	264.56%
Allowance for loan losses as a percentage of total loans	4.58%	4.86%	4.64%
Percentage of performing loans to total loans	98.48%	98.05%	98.24%

(1)       "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)       Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

9

4Q12

PDL Per Category (30 days)
	% Of loan Portfolio	4Q11	3Q12	4Q12
Commercial loans	60.68%	1.36%	1.61%	1.48%
Consumer loans	17.98%	3.25%	5.41%	4.80%
Microcredit	0.48%	8.62%	9.27%	9.32%
Mortgage loans	8.51%	6.55%	7.24%	6.86%
Finance lease	12.36%	1.74%	2.34%	1.84%
PDL TOTAL	100.00%	2.18%	2.93%	2.62%

PDL Per Category (90 days)
	% Of loan Portfolio	4Q11	3Q12	4Q12
Commercial loans	60.68%	0.96%	1.16%	1.03%
Consumer loans	17.98%	1.61%	2.55%	2.47%
Microcredit	0.48%	4.98%	5.81%	5.98%
Mortgage loans	8.51%	3.02%	2.97%	2.93%
Finance lease	12.36%	1.19%	1.36%	1.03%
TOTAL LOAN PORTFOLIO	100.00%	1.28%	1.62%	1.47%

LOANS AND FINANCIAL LEASES CLASSIFICATION	Dec-11		Sep-12		Dec-12
( COP millions)
¨A¨ Normal	57,095,160	93.01%	60,081,279	92.70%	65,453,223	93.52%
¨B¨ Subnormal	1,946,067	3.17%	2,156,397	3.33%	1,766,262	2.52%
¨C¨ Deficient	913,893	1.49%	968,140	1.49%	1,179,600	1.69%
¨D¨ Doubtful recovery	848,682	1.38%	885,701	1.37%	948,051	1.35%
¨E¨ Unrecoverable	584,626	0.95%	716,239	1.11%	641,543	0.92%
Total	61,388,428	100.00%	64,807,756	100.00%	69,988,679	100.00%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.82%		3.97%		3.96%

2.5.	Operating Expenses

During 4Q12, operating expenses totaled COP 1,055 billion, increasing 1.8% with respect to 3Q12 and also increasing 16.7% compared to 4Q11.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 405 billion in 4Q12, decreasing 1.8% as compared to 3Q12 and increasing 4.1% as compared to 4Q11. The increase of salaries in the last 12 months is explained by the bank´s higher number of employees and the 2012 wage increases.

During 4Q12, administrative expenses totaled COP 528 billion, decreasing 2.9% as compared to 3Q12 and increased 25.5% as compared to 4Q11. This variation during the quarter is mainly explained by higher rent expenses, higher taxes (other than income tax) and higher expenses for maintenance of fixed assets.

Depreciation expenses totaled COP 90 billion in 4Q12, increasing 9.3% as compared to 3Q12 and 37.9% as compared to 4Q11. The increase in this type of expense is explained by the increase of operating leases from Leasing Bancolombia.

At the end of 4Q12, Bancolombia had 24,820 employees, 992 branches and 3,827 ATMs.

10

4Q12

3.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 7 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager)

Website: http://www.grupobancolombia.com/investorRelations/

11

4Q12

BALANCE SHEET
(COP million)	Dec-11	Sep-12	Dec-12	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	6,818,307	6,225,344	7,144,015	14.76%	4.78%	7.30%
Overnight funds and interbank loans	910,690	1,416,357	1,025,082	-27.63%	12.56%	1.05%
Total cash and equivalents	7,728,997	7,641,701	8,169,097	6.90%	5.69%	8.34%
Debt securities	9,201,210	12,277,437	11,432,214	-6.88%	24.25%	11.68%
Trading	3,706,039	6,747,649	6,492,812	-3.78%	75.20%	6.63%
Available for Sale	1,759,483	1,688,318	1,456,042	-13.76%	-17.25%	1.49%
Held to Maturity	3,735,688	3,841,470	3,483,360	-9.32%	-6.75%	3.56%
Equity securities	838,973	1,138,169	1,136,256	-0.17%	35.43%	1.16%
Trading	305,764	346,982	327,091	-5.73%	6.97%	0.33%
Available for Sale	533,209	791,187	809,165	2.27%	51.75%	0.83%
Allowance for impairment	-81,992	-19,107	-14,159	-25.90%	-82.73%	-0.01%
Net investment securities	9,958,191	13,396,499	12,554,311	-6.29%	26.07%	12.82%
Commercial loans	38,212,997	38,857,418	42,465,660	9.29%	11.13%	43.37%
Consumer loans	10,846,046	12,210,066	12,580,661	3.04%	15.99%	12.85%
Small business loans	316,906	326,429	334,591	2.50%	5.58%	0.34%
Mortgage loans	4,840,668	5,495,774	5,957,824	8.41%	23.08%	6.08%
Financial leases	7,171,811	7,918,069	8,649,943	9.24%	20.61%	8.83%
Allowance for loan and financial lease losses	-2,812,582	-3,151,889	-3,249,639	3.10%	15.54%	-3.32%
Net total loans and financial leases	58,575,846	61,655,867	66,739,040	8.24%	13.94%	68.16%
Accrued interest receivable on loans and financial leases	482,833	611,900	578,067	-5.53%	19.72%	0.59%
Allowance for accrued interest losses	-43,644	-55,269	-54,026	-2.25%	23.79%	-0.06%
Net total interest accrued	439,189	556,631	524,041	-5.85%	19.32%	0.54%
Customers' acceptances and derivatives	741,296	701,983	783,014	11.54%	5.63%	0.80%
Accounts receivable, net	1,016,985	1,118,616	1,243,263	11.14%	22.25%	1.27%
Premises and equipment, net	1,622,311	1,471,153	1,341,698	-8.80%	-17.30%	1.37%
Foreclosed assets, net	53,194	77,646	84,818	9.24%	59.45%	0.09%
Prepaid expenses and deferred charges, net	785,456	738,995	772,930	4.59%	-1.59%	0.79%
Goodwill	679,861	592,935	571,373	-3.64%	-15.96%	0.58%
Premises and equipment under operating leases, net	1,380,057	2,007,676	2,191,928	9.18%	58.83%	2.24%
Other assets	1,697,648	2,396,326	2,088,947	-12.83%	23.05%	2.13%
Reappraisal of assets	783,989	838,162	851,920	1.64%	8.66%	0.87%
Total assets	85,463,020	93,194,190	97,916,380	5.07%	14.57%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	8,814,173	7,667,495	9,798,874	27.80%	11.17%	10.01%	11.35%
Checking accounts	7,909,743	6,936,725	8,820,458	27.16%	11.51%	9.01%	10.22%
Other	904,430	730,770	978,416	33.89%	8.18%	1.00%	1.13%
Interest bearing	43,620,319	48,470,987	54,359,846	12.15%	24.62%	55.52%	62.98%
Checking accounts	2,384,151	2,394,797	2,478,443	3.49%	3.95%	2.53%	2.87%
Time deposits	17,973,117	24,518,283	24,767,489	1.02%	37.80%	25.29%	28.70%
Savings deposits	23,263,051	21,557,907	27,113,914	25.77%	16.55%	27.69%	31.41%
Total deposits	52,434,492	56,138,482	64,158,720	14.29%	22.36%	65.52%	74.34%
Overnight funds and interbank borrowings	1,954,552	3,434,718	44,935	-98.69%	-97.70%	0.05%	0.05%
Bank acceptances outstanding and derivatives	513,975	502,487	625,632	24.51%	21.72%	0.64%	0.72%
Other interbank borrowings	4,130,915	2,070,347	1,803,665	-12.88%	-56.34%	1.84%	2.09%
Borrowings from development and other domestic banks	3,328,011	3,220,090	3,467,843	7.69%	4.20%	3.54%	4.02%
Accounts payable	2,173,253	2,141,548	2,311,221	7.92%	6.35%	2.36%	2.68%
Accrued interest payable	397,412	461,358	523,655	13.50%	31.77%	0.53%	0.61%
Other liabilities	874,330	681,712	888,190	30.29%	1.59%	0.91%	1.03%
Long-term debt	10,308,983	12,263,830	12,059,219	-1.67%	16.98%	12.32%	13.97%
Accrued expenses	280,282	1,053,613	344,951	-67.26%	23.07%	0.35%	0.40%
Minority interest	73,456	80,538	81,394	1.06%	10.81%	0.08%	0.09%
Total liabilities	76,469,661	82,048,723	86,309,425	5.19%	12.87%	88.15%	100.00%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	393,914	425,914	425,914	0.00%	8.12%	0.43%
Retained earnings	7,639,808	9,794,369	10,250,192	4.65%	34.17%	10.47%
Appropiated	5,975,914	8,563,297	8,545,962	-0.20%	43.01%	8.73%
Unappropiated	1,663,894	1,231,072	1,704,230	38.43%	2.42%	1.74%
Reappraisal of assets	947,790	892,193	894,206	0.23%	-5.65%	0.91%
Gross unrealized net gain on investments	11,847	32,991	36,643	11.07%	209.30%	0.04%
Total shareholder's equity	8,993,359	11,145,467	11,606,955	4.14%	29.06%	11.85%

12

4Q12

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-11	Dec-12	Dic-12/Dic-11	4Q11	3Q12	4Q12	4Q12/3Q12	4Q12/4Q11
Interest income and expenses
Interest on loans	4,660,580	6,047,906	29.77%	1,339,611	1,558,293	1,603,351	2.89%	19.69%
Interest on investment securities	625,559	759,513	21.41%	120,278	209,796	202,004	-3.71%	67.95%
Overnight funds and interbank loans	18,820	24,178	28.47%	6,575	3,105	6,163	98.49%	-6.27%
Financial leases	640,635	830,286	29.60%	180,685	207,908	222,690	7.11%	23.25%
Total interest income	5,945,594	7,661,883	28.87%	1,647,149	1,979,102	2,034,208	2.78%	23.50%
Interest expense
Checking accounts	39,926	24,931	-37.56%	11,248	6,149	6,244	1.54%	-44.49%
Time deposits	690,457	1,117,435	61.84%	199,273	304,428	324,736	6.67%	62.96%
Savings deposits	479,442	659,355	37.53%	148,177	157,713	169,576	7.52%	14.44%
Total interest on deposits	1,209,825	1,801,721	48.92%	358,698	468,290	500,556	6.89%	39.55%
Interbank borrowings	45,840	50,209	9.53%	21,900	10,932	9,025	-17.44%	-58.79%
Borrowings from development and other domestic banks	159,909	220,096	37.64%	45,689	55,342	58,658	5.99%	28.39%
Overnight funds	85,260	97,620	14.50%	27,682	34,347	28,592	-16.76%	3.29%
Long-term debt	541,172	725,214	34.01%	172,883	181,530	197,289	8.68%	14.12%
Total interest expense	2,042,006	2,894,860	41.77%	626,852	750,441	794,120	5.82%	26.68%
Net interest income	3,903,588	4,767,023	22.12%	1,020,297	1,228,661	1,240,088	0.93%	21.54%
Provisions for loans and accrued interest losses and other receivables , net	(840,558)	(1,240,339)	47.56%	(353,970)	(303,808)	(356,609)	17.38%	0.75%
Recovery of charged-off loans	244,141	167,819	-31.26%	57,586	43,938	44,195	0.58%	-23.25%
Provision for foreclosed assets and other assets	(123,994)	(118,961)	-4.06%	(46,467)	(29,666)	(42,862)	44.48%	-7.76%
Recovery of provisions for foreclosed assets and other assets	121,706	80,608	-33.77%	14,443	21,716	20,599	-5.14%	42.62%
Total net provisions	(598,705)	(1,110,873)	85.55%	(328,408)	(267,820)	(334,677)	24.96%	1.91%
Net interest income after provision for loans
and accrued interest losses	3,304,883	3,656,150	10.63%	691,889	960,841	905,411	-5.77%	30.86%
Commissions from banking services	383,984	449,452	17.05%	103,001	117,282	124,317	6.00%	20.69%
Electronic services and ATM fees	67,267	73,887	9.84%	18,689	18,604	19,608	5.40%	4.92%
Branch network services	125,835	126,356	0.41%	34,356	31,422	34,098	8.52%	-0.75%
Collections and payments fees	224,878	256,503	14.06%	60,141	65,542	70,415	7.43%	17.08%
Credit card merchant fees	16,725	9,684	-42.10%	4,024	2,724	3,248	19.24%	-19.28%
Credit and debit card fees	617,526	654,900	6.05%	169,428	165,266	160,488	-2.89%	-5.28%
Checking fees	74,514	72,636	-2.52%	18,675	17,952	17,860	-0.51%	-4.36%
Trust activities	188,340	208,583	10.75%	46,283	53,595	54,859	2.36%	18.53%
Brokerage fees	65,943	63,631	-3.51%	34,104	12,927	18,148	40.39%	-46.79%
Check remittances	19,626	22,120	12.71%	5,431	5,407	5,766	6.64%	6.17%
International wire transfers	71,293	71,932	0.90%	20,188	17,688	24,109	36.30%	19.42%
Fees and other service income	1,855,931	2,009,684	8.28%	514,320	508,409	532,916	4.82%	3.62%
Fees and other service expenses	(187,347)	(202,644)	8.17%	(47,326)	(59,310)	(38,437)	-35.19%	-18.78%
Total fees and income from services, net	1,668,584	1,807,040	8.30%	466,994	449,099	494,479	10.10%	5.89%
Other operating income
Foreign exchange gain (loss), net	111,774	103,953	-7.00%	61,695	35,682	24,578	-31.12%	-60.16%
Gains on forward contracts in foreign currency	11,034	58,902	433.82%	(13,990)	5,857	14,968	155.56%	206.99%
Gains on sales of investments in equity securities	121,166	82,187	-32.17%	139,049	83,018	(2,176)	-102.62%	-101.56%
Gains on sales of mortgage loans	48,714	43,146	-11.43%	15,358	7,515	7,691	2.34%	-49.92%
Dividend income	27,700	47,610	71.88%	908	3,073	1,750	-43.05%	92.73%
Income from non-financial subsidiaries	100,647	147,304	46.36%	26,623	44,929	36,598	-18.54%	37.47%
Insurance income	45,690	-	-100.00%	45,690	(19,290)	-	-100.00%	-100.00%
Communication, postage, rent and others	224,512	349,995	55.89%	66,224	87,801	112,842	28.52%	70.39%
Total other operating income	691,237	833,097	20.52%	341,557	248,585	196,251	-21.05%	-42.54%
Total income	5,664,704	6,296,287	11.15%	1,500,440	1,658,525	1,596,141	-3.76%	6.38%
Operating expenses
Salaries and employee benefits	1,275,351	1,394,027	9.31%	343,624	343,230	360,405	5.00%	4.88%
Bonus plan payments	137,160	204,201	48.88%	40,292	56,639	34,549	-39.00%	-14.25%
Indemnities benefits	29,347	39,452	34.43%	4,782	12,302	9,827	-20.12%	105.50%
Administrative and other expenses	1,780,459	2,040,223	14.59%	420,984	544,041	528,454	-2.87%	25.53%
Insurance on deposits, net	90,769	105,675	16.42%	24,704	25,773	29,311	13.73%	18.65%
Donation expenses	19,020	13,512	-28.96%	4,032	9,616	2,433	-74.70%	-39.66%
Depreciation	223,003	319,602	43.32%	65,276	82,373	89,999	9.26%	37.87%
Total operating expenses	3,555,109	4,116,692	15.80%	903,694	1,073,974	1,054,978	-1.77%	16.74%
Net operating income	2,109,595	2,179,595	3.32%	596,746	584,551	541,163	-7.42%	-9.31%
Goodwill amortization (1)	51,239	45,690	-10.83%	15,026	11,488	11,165	-2.81%	-25.70%
Non-operating income (expense)
Other income	200,098	148,751	-25.66%	78,261	28,640	42,892	49.76%	-45.19%
Minority interest	(11,351)	(5,723)	-49.58%	(3,132)	(1,098)	(701)	-36.16%	-77.62%
Other expense	(112,692)	(107,813)	-4.33%	(19,653)	(30,204)	(36,056)	19.37%	83.46%
Total non-operating income	76,055	35,215	-53.70%	55,476	(2,662)	6,135	330.47%	-88.94%
Income before income taxes	2,134,411	2,169,120	1.63%	637,196	570,401	536,133	-6.01%	-15.86%
Income tax expense	(470,517)	(467,074)	-0.73%	(133,354)	(136,185)	(68,371)	-49.80%	-48.73%
Net income	1,663,894	1,702,046	2.29%	503,842	434,216	467,762	7.73%	-7.16%

13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 4, 2013	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance